UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to Commission file number 1-303

The Kroger Co. Savings Plan
1014 Vine Street
Cincinnati, OH 45202
(Full title of the plan and the address of the plan)

The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

REQUIRED INFORMATION
Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

THE KROGER CO. SAVINGS PLAN

     Financial Statements
And
Supplemental Schedules

December 31, 2005 and 2004

With
Report of Independent Registered
Public Accounting Firm

THE KROGER CO. SAVINGS PLAN

Table of Contents
Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Net Assets Available for Benefits	2

Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 9

Supplemental Schedules:

Assets (Held at End of Year)	10

Reportable Transactions	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrative Committee of
The Kroger Co. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Kroger Co. Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
June 12, 2006

THE KROGER CO. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

(In Thousands)

	2005	2004

Assets:
Cash	$1,732	1,238
Investments, at fair value except as shown otherwise:
Common stocks	977,264	1,036,116
Mutual funds	540,326	502,711
Interest in master trust (at contract value)	695,108	636,260
Collective trusts	447,976	373,148
Participant loans	58,031	54,214

	2,718,705	2,602,449

Receivables:
Employer contributions	0	4,098
Accrued income	13	770
	13	4,868

	2,720,450	2,608,555

Liabilities:
Administrative fees payable	212	210

Net assets available for benefits	$2,720,238	2,608,345

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and 2004

(In Thousands)

	2005	2004
Additions:
Contributions:
Employer	$0	4,258
Participant	138,248	140,859
	138,248	145,117

Investment income:
Net appreciation in fair value of investments	126,519	9,351
Investment income - participation in a master trust	30,569	14,031
Dividends	20,634	10,933
Interest	3,296	17,135
	181,018	51,450

Total additions	319,266	196,567

Deductions:
Benefits paid to participants	206,599	167,440
Administrative expenses	774	717

Total deductions	207,373	168,157

Net increase	111,893	28,410

Net assets available for benefits:
Beginning of year	2,608,345	2,579,935

End of year	$2,720,238	2,608,345

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Notes to Financial Statements

1.   Description of Plan:

The following description of The Kroger Co. Savings Plan (Plan) provides only general information. Participants should refer to the plan document for a more complete description of Plan provisions.

General

The Plan is sponsored by The Kroger Co., an Ohio corporation, and its wholly owned subsidiaries (collectively the Company). The Plan is a defined contribution plan covering all employees of the Company who have attained age 21, have been employed 30 days, and have completed 72 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employee. Subject to certain limits, participants may contribute up to 25% (6% if the participant is a highly compensated employee as defined by the Internal Revenue Service) of annual compensation to the Plan. It is at the discretion of participants to modify and direct investments. Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50. Participants are also permitted to deposit into the Plan distributions from other qualified plans.

Employer. The Company made a basic matching contribution into The Kroger Co. Common Stock Fund (Kroger Fund) equal to 15% of the salary directed by participants to the Kroger Fund during the period January 1, 2004 to June 30, 2004. The Company discontinued all matching contributions as of July 1, 2004.

Participant accounts

Each participant account is credited with the participant contribution, matching contribution, supplemental contribution (if any), and an allocation of Plan earnings or losses. Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

All accounts of a participant are fully vested at all times.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors. At termination, participants whose accounts have never exceeded $5,000 will receive a single lump sum distribution. Those with balances greater than $5,000 may elect to leave their funds in the Plan or choose other options. Participants are entitled to benefits beginning at normal retirement age (generally age 65). Benefits are recorded when paid. Unclaimed benefits are forfeited and are applied to pay Plan expenses. Forfeited unclaimed benefits are restored if a participant later establishes a valid benefit claim.

Participant Loans

The Plan permits participants to borrow from their vested account. The maximum amount that may be borrowed is the lesser of $50,000 or 50% of the vested balance of the account. Loan terms range from 1-4 years or up to 6 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of Prime plus 1.5% . The rate is changed quarterly and the Prime rate used for a quarter is the Prime rate on the last business day of the previous quarter. Principal and interest are paid through periodic payroll deductions.

2.   Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Master Trust

Certain investments of the Plan, along with some investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust agreement dated July 1, 2004 (the Master Trust), between Merrill Lynch Trust Company, the trustee, and The Kroger Co.

Investment valuation and income recognition

Investments in common stocks, mutual funds, and collective trusts are valued at fair value based on quoted market prices. Investment contracts are valued at contract value (cost plus accrued interest).

Purchases and sales of securities are recorded on a trade date basis. Gains or losses on sales of securities are based on average cost. Dividends are recorded on the ex-dividend date. Income from other investments is recorded as earned.

Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the trustee and management fees. Any expenses that are unable to be allocated to participants are paid by the Company.

3.   Investments:

The Plan provides for participant directed investment into common stock of The Kroger Co., mutual funds, collective trusts, and stable value funds. Investments that represent 5% or more of the Plan's net assets as of December 31, 2005 and 2004 are as follows (in thousands):

	2005	2004

The Kroger Co. Common Stock Fund	$977,264	1,036,067
Merrill Lynch Equity Index Trust	205,926	198,898
Interest in Master Trust	695,108	636,260
Merrill Lynch Fundamental Growth Fund	231,199	224,492

During the years ended December 31, 2005 and 2004, Plan investments (including investments bought, sold and held during the year) appreciated by $126,519 and $9,351 ,respectively, as follows (in thousands):
	2005	2004

Common stocks:
The Kroger Co.	$77,247	(62,352)
Other common stocks	7	(29)
Collective trusts	26,228	41,208
Mutual funds	23,037	30,524

	$126,519	9,351

4.   Nonparticipant-Directed Investments:

Investments in The Kroger Co. common stock are generated from participant-directed contributions and Company matching contributions. Employee and employer amounts invested in The Kroger Co. common stock cannot be separately determined. Accordingly, investments in The Kroger Co. common stock are considered nonparticipant-directed for disclosure purposes.

The information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in The Kroger Co. Common Stock Fund (Fund) is as follows (in thousands):

	2005	2004

The Kroger Co. Common Stock Fund
Year-end holdings	$977,264	1,036,067

Change in net assets in the Fund:
[all cash basis amounts except for net appreciation/(depreciation)]
Participant contributions	$37,283	52,099
Employer contributions	4,098	5,729
Loan interest	1,291	1,376
Net appreciation (depreciation)	77,247	(62,352)
Distributions to participants	(73,881)	(62,786)
Administrative expenses	(208)	(182)
Transfers to other funds, net	(104,633)	(76,047)

	$(58,803)	(142,163)

5.   Investment Contracts:

The Master Trust holds fourteen investment contracts which are managed by investment fund managers. (Prior to July 1, 2004, the contracts were held within the Stable Value Funds.) All Plans have an undivided interest in each investment contract. The investment contracts are fully benefit responsive. A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan. Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

The following information relates to the Plan’s interest in investment contracts (in thousands):

	2005	2004

Contract value	$695,108	636,260
Fair value	$701,746	654,052
Crediting interest rate	3.2% to 13.1%	1.9% to 5.7%
Average Yield	5.06%	4.6%

The crediting interest rates for the investment contracts are based upon the contract rate or a predetermined formula that factors in duration, market value, and book value of the investment. Certain of the crediting rates are adjusted quarterly. The minimum crediting interest rate for these investments is zero.

The fair value of the fixed income investments is calculated as the aggregate present value of the underlying cash flows using interest rates quoted for securities with similar duration and credit risk.

The following is financial information with respect to the Master Trust:

December 31, 2005 and 2004 investment holdings (at fair value):

	2005	2004

Cash and equivalents	$114,230,635	$122,181,390
Fixed maturity synthetic guaranteed investment contracts	210,086,321	184,152,960
Constant duration synthetic guaranteed investment contracts	604,772,752	575,517,522
	$929,089,708	$881,851,872

Net investment income of the Master Trust for the year ended December 31, 2005 and from July 4, 2004 (date Master Trust began) to December 31, 2004 was $40,883,175 and $43,005,260, respectively.

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

As of December 31, 2005 and 2004, the Plan’s interest in the net assets of the Master Trust was 75.53% and 74.17%, respectively.

6.   Income Tax Status:

The Plan obtained a determination letter dated December 3, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, including changes related to recent tax law changes included in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.   Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

8.   Related-party and Party-in-interest Transactions:

The Plan held, at fair value, $977,263,765.36 and $1,036,067,477 of The Kroger Co. common shares at December 31, 2005 and 2004, respectively.

The Plan purchased 4,499,612 and 6,555,305 shares of The Kroger Co. common shares at a cost of $80,870,563 and $110,844,501 in 2005 and 2004, respectively.

The Plan sold 11,139,719 and 10,443,127 shares of The Kroger Co. common shares for $204,703,255 and $178,696,075 with a realized gain of $74,423,182 and $51,498,982 in 2005 and 2004, respectively.

Merrill Lynch Trust Company, FSB and Merrill Lynch provide recordkeeping and investment management services to the Plan. Therefore, transactions with Merrill Lynch Trust Company, FSB and Merrill Lynch qualify as party-in-interest transactions.

9.   Recent Accounting Pronouncements:

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans. The financial statement presentation and disclosure guidance of this pronouncement will be required to be adopted for plan years ending after December 15, 2006, with retroactive application to 2005 for comparative financial statements. The pronouncement will require all investment contracts held by defined contribution plans, including fully benefit-responsive investment contracts, be reported at fair value. It also requires certain financial statement presentation and disclosures relating to the contract value of fully benefit-responsive investment contracts. Management is currently evaluating the effect of the pronouncement on the financial statements.

THE KROGER CO. SAVINGS PLAN
EIN: 31-0345740 Plan Number: 004
Schedule of Assets (Held at End of Year)
December 31, 2005
(In Thousands)
(a)	(b),(c)	(d)	(e)
			Current
	Investment description	Cost	value
	Interest in Master Trust	**	$695,108

	Common stocks:
*	The Kroger Co. ***	$533,423	977,264
	Ascential Software Corp	**	-
			977,264
	Collective trusts:
*	Merrill Lynch Mid Cap Index Trust	**	29,552
*	Merrill Lynch Mid Cap Index Trust GM	**	15,240
*	Merrill Lynch International Index Fund	**	25,909
*	Merrill Lynch International Index Fund GM	**	30,608
*	Merrill Lynch Small Cap Index Fund	**	44,031
*	Merrill Lynch Small Cap Index Fund GM	**	7,577
*	Merrill Lynch Equity Index Trust	**	205,926
*	Merrill Lynch Equity Index Trust GM	**	89,133
			447,976

	Mutual funds:
	Laudus Rosenberg U.S.	**	38,582
*	Merrill Lynch Fundamental Growth Fund	**	231,199
	Van Kampen Emerging Markets Fund	**	59,181
	Van Kampen Emerging Markets Fund GM	**	10,012
	Templeton Foreign	**	36,979
*	Merrill Lynch Global Allocation	**	64,253
*	Merrill Lynch Basic Value Fund	**	99,616
	Temporary Investment Fund	**	504
			540,326

*	Participant loans, 5.0% to 11.0%, 1-6 year maturities	-	58,031
			$2,718,705
____________________
*	Indicates party-in-interest to the Plan.
**	Cost of assets is not required to be disclosed as investment is participant directed.
***	Investment includes both participant and nonparticipant directed investments.

THE KROGER CO. SAVINGS PLAN
EIN: 31-0345740 Plan Number: 004
Schedule H, Part IV, 4j - Schedule of Reportable Transactions
Year Ended December 31, 2005
(In Thousands)

(a)					(h)
Identity		(c)	(d)	(g)	Fair Value on	(i)
of Party	(b)	Purchase	Selling	Cost of	Transaction	Net
Involved	Description of Asset	Price	Price	Asset	Date	Gain/(Loss)

Reporting Criterion III	Any series of transactions within the
Plan year involving securities of the
same issue that, when aggregated,
involves an amount in excess of five
percent of the current value of Plan
assets.

* The Kroger Co.	The Kroger Co. Common Stock Fund	$80,871	-	80,871	80,871	-

* The Kroger Co.	The Kroger Co. Common Stock Fund	-	$204,703	130,280	204,703	74,423

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KROGER CO. SAVINGS PLAN
Date: June 27, 2006	By:	/s/ Paul Heldman

Paul Heldman
Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Independent Accountants